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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65334

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BWK Trinity Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2450
(No. and Street)

Los Angeles	California	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Burke (310) 268-8330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

21700 Oxnard Street, 7th Floor	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/25/14

OATH OR AFFIRMATION

I, Kevin Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BWK Trinity Capital Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kevin. T. Burke
2-24-2014

Signature

Managing Director

Title

Notary Public

KAMRAN BEHNAM
Commission # 2008464
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BWK TRINITY CAPITAL SECURITIES, LLC
(A SINGLE MEMBER LIMITED LIABILITY COMPANY)

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2013

State of California)
County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On Feb 24, 2014 before me, Kamran Behnam, Notary Public,
(here insert name and title of the officer)

personally appeared Kevin T Burke

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]

KAMRAN BEHNAM
Commission # 2008464
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2017

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Oath or Affirmation

containing 1 pages, and dated 2/24/2014

The signer(s) capacity or authority is/are as:

- [x] Individual(s)
- [ ] Attorney-in-Fact
- [ ] Corporate Officer(s) ____________ Title(s)
- [ ] Guardian/Conservator
- [ ] Partner - Limited/General
- [ ] Trustee(s)
- [ ] Other:

representing: ____________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ____________

Other

BWK TRINITY CAPITAL SECURITIES, LLC

Index



CohnReznick LLP
cohnreznick.com

Independent Auditor's Report

To the Member
BWK Trinity Capital Securities, LLC

We have audited the accompanying financial statements of BWK Trinity Capital Securities, LLC (A single member liability company wholly-owned by Trinity Capital)(the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BWK Trinity Capital Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

CohnReznick LLP

Los Angeles, California
February 24, 2014

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	12,219
Prepaid expenses		10,028
Total	$	22,247

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	3,200
Member's equity		19,047
Total	$	22,247

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF OPERATIONS AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

Revenues - investment banking fees	$ -
Operating expenses:	
Professional and consulting fees	31,239
Other operating expenses	13,089
Total operating expenses	44,328
Net loss	(44,328)
Member's equity, beginning of year	55,875
Contribution from member	7,500
Member's equity, end of year	$ 19,047

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

Operating activities:	
Net loss	$ (44,328)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(7,718)
Accounts payable and accrued expenses	(3,900)
Net cash used in operating activities	(55,946)
Financing activities:	
Member contribution	7,500
Net cash provided by financing activities	7,500
Net decrease in cash	(48,446)
Cash, beginning of year	60,665
Cash, end of year	$ 12,219

See Notes to Financial Statements.

BWK TRINITY CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business activity and summary of significant accounting policies

Business activity

BWK Trinity Capital Securities, LLC (the "Company") was organized in the State of Delaware on March 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a single member limited liability company, wholly-owned by Trinity Capital, LLC.

The Company provides brokerage services in connection with the private placement of securities and is reimbursed for the related direct expenses it incurs. The Company is exempt from the provisions of rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule. The Company has not entered into an agreement with a clearing broker as of December 31, 2013 and, accordingly, the Company has not carried customer accounts, taken custody of securities or extended margin credit to its customers.

As a limited liability company, the member's liability is limited based on relevant state law.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Financial advisory fees are recognized during the period in which services are rendered. Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Warrants received for services rendered are recognized at their fair value when received or later to the extent services have not yet been completed. Revenues from customer agreements not currently earned are reported as deferred revenue. Investment banking and financial advisory fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Income taxes

The Company is a limited liability company and is classified as a partnership for income tax purposes. The Company's profits and losses are reportable by the member on its income tax return. As a single member limited liability company, the Company files no income tax returns. Accordingly, no provision for income taxes has been reflected in the financial statements.

Subsequent events

The Company has evaluated the impact of subsequent events through the date the financial statements were issued.

Note 2 - Business and credit concentrations

The Company maintains cash deposits with a major financial institution. The Company reduces its exposure to credit risk by maintaining such deposits with financial institutions that have high credit ratings.

Note 3 - Related-party transactions

The Company's member performs business advisory services and has the ability to influence the costs allocated to the Company. During the year ended December 31, 2013, the Company was provided services by its member and some costs were incurred by the Company's member on its behalf. In accordance with the expense sharing agreement between the Company and its member, the Company is not charged for services provided by the member, and is released from any liability relating to costs incurred by the member on behalf of the Company. In accordance with the expense sharing agreement, the Company is charged a $6,000 per year management fee, which is included in professional and consulting fees. The member may allocate expenses to the Company at its discretion.

Note 4 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $9,019, which was $4,019 in excess of the required net capital of $5,000. The Company's net capital ratio was 0.35 to 1.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2013

Net capital:	
Member's equity	$ 19,047
Deduct nonallowable assets - prepaid expenses	10,028
Net capital	$ 9,019
Aggregate indebtedness - total liabilities	$ 3,200
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess net capital over minimum net capital	$ 4,019
Net capital less greater of 10% of aggregate indebtedness or 120% of $5,000 minimum net capital required	$ 3,019
Ratio of aggregate indebtedness to net capital	0.35

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Independent Auditor's Report.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is exempt from the Reserve Requirements according to the provisions of Rule 15c3-3(k)(2)(i).

See Independent Auditor's Report.

BWK TRINITY CAPITAL SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 as it relates to Possession or Control requirements under the 15c3-3(k)(2)(i) exemptive provision.

See Independent Auditor's Report.

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Independent Auditor's Report on Internal Control

To the Member
BWK Trinity Capital Securities, LLC

In planning and performing our audit of the financial statements of BWK Trinity Capital Securities, LLC (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

Los Angeles, California
February 24, 2014